Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8000
Fax: (212) 310-8007

January 27, 2016

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation
Registration Statement on Form S-1
CIK No. 1658566

Dear Ms. Nguyen:

On behalf of our client, Silver Run Acquisition Corporation, a Delaware corporation (the “Company”), we submit this letter to update the Company’s response to comment number 1 contained in the letter, dated December 14, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s initial draft registration statement on Form S-1 confidentially submitted with the Commission. We are concurrently publicly filing via EDGAR the Company’s registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the draft confidentially submitted on January 13, 2016. Set forth below is the Company’s updated response to the Staff’s prior comment.

Staff’s Prior Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Updated Response:  The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*        *        *        *        *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch
Jennifer A. Bensch

cc:                                Mark G. Papa

Chief Executive Officer and Director

Silver Run Acquisition Corporation

Lily Dang

John Cannarella

Kevin Dougherty

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP